Exhibit 99.1

Scorpio Tankers Inc. Announces Updates on its Securities Repurchase Program, Third Quarter Revenues, Newbuilding Program, and Fleet

MONACO--(Marketwired - August 24, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today updates on its Securities Repurchase Program, third quarter revenues, Newbuilding Program, and Fleet.

$250 Million Securities Repurchase Program
Since the Company’s previous announcement on August 12, 2015, the Company has purchased 1,850,000 of its common shares in the open market at an average price of $9.49 per share.
The Company has $210.0 million remaining under its securities buyback program as of the date of this press release. The acquired common shares are being held as treasury shares. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any securities.
Third Quarter Revenues
About 66% of the Company’s third quarter of 2015 voyage days have been contracted at approximately:

•	$38,500 for LR2s

•	$28,500 for LR1s

•	$26,500 for MRs

•	$21,500 for Handymaxes

Newbuilding Program
The Company has amended its agreement with Hyundai Mipo Dockyard Co. Ltd. of South Korea (“HMD”) to construct MR and Handymax product tankers. The Company has contracted for four MR product tankers to be built at HMD for approximately $34.5 million and has options to construct up to 10 more MR product tankers with fixed delivery dates and at fixed prices. The four vessels are scheduled for delivery in the first and second quarter of 2017.
Previously, the Company had ordered two MR product tankers for approximately $34.5 million and two Handymax product tankers for $32.5 million and had options to construct up to six more MR product tankers and six more Handymax product tankers with delivery.
Fleet
The Company recently took delivery of an MR product tanker that was built in 2014 at SPP Shipbuilding Co., Ltd. of South Korea, STI Memphis. Upon delivery, this vessel began operating in the Scorpio MR Pool.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 78 tankers (17 LR2 tankers, 15 Handymax tankers, and 46 MR tankers) with an average age of 1.0 years, time charters-in 17 product tankers (four LR2, four LR1, four MR and five Handymax tankers) and has contracted for 10 newbuilding product tankers (five MR and five LR2), two of which are expected to be delivered in the third quarter of 2015, four throughout 2016 and four throughout 2017. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616